Exhibit 99.1

BRAZIL POTASH SUBSIDIARY POTÁSSIO DO BRASIL, SIGNS PRELIMINARY

AGREEMENT WITH MURA INDIGENOUS PEOPLE FOR AUTAZES POTASH PROJECT

•	Agreement Formalizes Implementation of “Plano Bem Viver Mura” Development Program Following September 2023 Project Approval by the Mura Indigenous Communities

•	Establishes Preliminary Social and Economic Framework for a Partnership with Indigenous Communities

MANAUS, BRAZIL, January 13, 2025 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE-American: GRO), a company developing and constructing the largest potash fertilizer project in Brazil, today announced the signing of a Preliminary Cooperation Agreement with the Mura Indigenous Council (CIM) of Autazes, marking a significant milestone in the development of the Company’s Autazes Potash Project (the “Project”).

The Agreement, signed by the Company’s wholly-owned subsidiary Potássio do Brasil Ltda., establishes a preliminary framework for collaboration between the Project and the Mura Indigenous communities. Key elements include:

•	Implementation of the “Plano Bem Viver Mura” - a sustainable development program

•	Investment in social and cultural development initiatives for indigenous villages represented by CIM

•	Commitment to socioeconomic and environmental programs aligned with current environmental licensing and legal requirements

“This Agreement formalizes our commitment to promoting sustainable development in partnership with the Mura people,” said Adriano Espeschit, President of Potássio do Brasil. “Following their strong support of the Project in September 2023, we are pleased to formalize an initial framework that will create lasting positive impact for indigenous communities while advancing Brazil’s domestic potash production capabilities.”

The Agreement was developed in accordance with the Mura People’s requirements and follows extensive community engagement led by CIM, the officially recognized representative body of the Mura People of Autazes.

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing Brazil’s largest potash project that will supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth but is vulnerable as it imports over 95% of its potash fertilizer despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of the largest farmers and logistical operators of agricultural products in Brazil. With initial planned annual potash production of 2.4 million tons per year, Brazil Potash will supply approximately 17% of the growing potash demand in Brazil with future plans to double output. 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are statements that are not historical facts. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements, including statements relating to the the signing of a Preliminary Cooperation Agreement with the Mura Indigenous Council (CIM) of Autazes, are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended, for the IPO filed with the SEC and the supplemented PREP prospectus filed in each of the provinces and territories of Canada, other than Québec. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, unless required by law.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com